DELL INTERNATIONAL L.L.C.

EMC CORPORATION

One Dell Way

Round Rock, Texas 78682

April 15, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dell International L.L.C., EMC Corporation and Guarantors Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Dell International L.L.C., a Delaware limited liability company (“Dell International”), and EMC Corporation, a Massachusetts corporation (together with Dell International, the “Issuers”), and the additional registrants listed therein (collectively, the “Guarantors,” and together with the Issuers, the “Registrants”), we transmitted for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuers’ offers to exchange up to (i) $3,750,000,000 aggregate principal amount of their registered 5.450% First Lien Notes due 2023 (the “2023 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 5.450% First Lien Notes due 2023 that were issued on June 1, 2016 (the “2023 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (ii) $1,000,000,000 aggregate principal amount of their registered 4.000% First Lien Notes due 2024 (the “2024 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 4.000% First Lien Notes due 2024 that were issued on March 20, 2019 (the “2024 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (iii) $1,000,000,000 aggregate principal amount of their registered 5.850% First Lien Notes due 2025 (the “2025 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 5.850% First Lien Notes due 2025 that were issued on April 9, 2020 (the “2025 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (iv) $4,500,000,000 aggregate principal amount of their registered 6.020% First Lien Notes due 2026 (the “June 2026 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 6.020% First Lien Notes due 2026 that were issued on June 1, 2016 (the “June 2026 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (v) $1,750,000,000 aggregate principal amount of their registered 4.900% First Lien Notes due 2026 (the “October 2026 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 4.900% First Lien Notes due 2026 that were issued on March 20, 2019 (the “October 2026 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (vi)

$500,000,000 aggregate principal amount of their registered 6.100% First Lien Notes due 2027 (the “2027 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 6.100% First Lien Notes due 2027 that were issued on April 9, 2020 (the “2027 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (vii) $1,750,000,000 aggregate principal amount of their registered 5.300% First Lien Notes due 2029 (the “2029 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 5.300% First Lien Notes due 2029 that were issued on March 20, 2019 (the “2029 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (viii) $750,000,000 aggregate principal amount of their registered 6.200% First Lien Notes due 2030 (the “2030 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered First Lien Notes due 2030 that were issued on April 9, 2020 (the “2030 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (ix) $1,500,000,000 aggregate principal amount of their registered 8.100% First Lien Notes due 2036 (the “2036 Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 8.100% First Lien Notes due 2036 that were issued on June 1, 2016 (the “2036 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, and (x) $2,000,000,000 aggregate principal amount of their registered 8.350% First Lien Notes due 2046 (the “2046 Exchange Notes” and, together with the 2023 Exchange Notes, the 2024 Exchange Notes, the 2025 Exchange Notes, the June 2026 Exchange Notes, the October 2026 Exchange Notes, the 2027 Exchange Notes, the 2029 Exchange Notes, the 2030 Exchange Notes and the 2036 Exchange Notes, the “Exchange Notes”) for a like amount of the Issuers’ outstanding unregistered 8.350% First Lien Notes due 2046 that were issued on June 1, 2016 (the “2046 Outstanding Notes” and, together with the 2023 Outstanding Notes, the 2024 Outstanding Notes, the 2025 Outstanding Notes, the June 2026 Outstanding Notes, the October 2026 Outstanding Notes, the 2027 Outstanding Notes, the 2029 Outstanding Notes, the 2030 Outstanding Notes and the 2036 Outstanding Notes, the “Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, fully and unconditionally guaranteed by the Guarantors, who are also Registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corp., available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Inc., available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) In connection with the S-4 Registration Statement, the Registrants hereby confirm and represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange

Notes, such person (i) could not rely on the Staff’s position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives any Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives such Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $2,018,350 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact the undersigned at (800) 289-3355 or Hui Lin of Simpson Thacher & Bartlett LLP at (212) 455-7862.

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Very truly yours,

DELL INTERNATIONAL L.L.C.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

[Signature Page – Transmittal Letter to SEC]